Exhibit 23.3

Consent of Independent Auditors

The Board of Directors

Rockwood Holdings, Inc.:

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Rockwood Holdings, Inc. of our report dated August 16, 2004, on the combined balance sheets of Dynamit Nobel as of December 31, 2003 and 2002, and September 30, 2002 and 2001, and the related combined statements of income, changes of investment by mg technologies ag and cash flows for the year ended December 31, 2003, the three months ended December 31, 2002, and each of the twelve month periods ended September 30, 2002 and 2001, which report appears in the Rockwood Holdings, Inc. Prospectus filed pursuant to Rule 424(b) under the Securities Act (Registration No. 333-122764) on August 18, 2005. Our report refers to the adoption of new accounting standards.

/s/ KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschftsprüfungsgesellschaft

Frankfurt am Main
February 27, 2006